

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 25, 2017

Kenneth L. Gayron
Interim Chief Executive Officer and Chief Financial Officer
Numerex Corp.
400 Interstate North Parkway, Suite 1350
Atlanta, Georgia 30339-2119

      Re: **Numerex Corp.**
               Form 10-K for Fiscal Year Ended December 31, 2016
               Filed March 31, 2017
               File No. 000-22920

Dear Mr. Gayron:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               /s/ Larry Spirgel
               Larry Spirgel
               Assistant Director
               AD Office 11 - Telecommunications